ELECTRO-KINETIC SYSTEMS, INC.

525 Washington Blvd., Ste. 3600, Jersey City, New Jersey 07310

Telephone (201) 216-0100 - Facsimile (201) 216-1105

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

JUNE 21, 2000

We are furnishing this Information Statement to all of our shareholders of record at the close of business on June 21, 2000 of our common stock, no par value
This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and

Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY ELECTRO-KINETIC'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

Electro-Kinetic Systems, Inc., a Pennsylvania corporation ("Electro-Kinetic"), has entered into a Letter Agreement with Sterling Media Fund Managers, L.L.C. dba Sterling Media Capital Group ("Sterling"), an Oklahoma limited liability company. Sterling is a privately-held asset management group operating in the media/communications and financial services industries. The first step of the two step acquisition is expected to be completed on or about July 3, 2000. As a result of the first step of the acquisition, the shareholders of membership interests ("Holders") of Sterling will own a majority of the voting stock of Electro-Kinetic, which will change its name to Sterling Media Capital Group, Inc. The first step of the acquisition will not require the approval of shareholders of Electro-Kinetic. Under the Letter Agreement, following the first step of the acquisition, Dwight L. Pierce, President and Chief Executive Officer of Sterling will be appointed President, CEO and a director of Electro-Kinetic. Raymond L. Burke will resign from these positions with the parent company upon Mr. Pierce's appointment. Mr. Pierce intends to appoint Gilbert F. Amelio, Bob L. McGiboney, Paul A. Nussbaum and David C. Annin as officers and additional directors. Messrs. Pierce, Amelio, McGiboney, Nussbaum and Annin will not begin their terms until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Electro Kinetic's shareholders and after completion of the first step of the acquisition. Because of the change in ownership and the composition of the board upon completion of the first step of the acquisition, there will be a change in control of Electro-Kinetic. As of June 9, 2000, Electro-Kinetic had 44,000,000 shares of its common stock issued and outstanding and reserved for issuance upon exercise of outstanding options and warrants. The common stock is Electro-Kinetic's only outstanding class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote. Please read this Information Statement carefully. It describes the terms of the acquisition under the Letter Agreement and its effect on Electro-Kinetic and contains biographical and other information concerning the executive officer and directors after the acquisition. Additional information about the acquisition and Sterling is contained in Electro-Kinetic's Current Report on Form 8-K ("Form 8-K") dated June 9, 2000, which was filed with the SEC on June 14, 2000. All Electro-Kinetic filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Electro-Kinetic filings may be obtained from the SEC's website at http://www.sec.gov.

THE ACQUISITION AGREEMENT

On June 7, 2000, Electro-Kinetic, Sterling and the Holders of Sterling entered into a Letter Agreement (the "Acquisition Agreement") pursuant to which Electro-Kinetic will, in two steps, acquire 100% of the outstanding equity interest of Sterling. The acquisition is expected to be completed in two steps. The first step on or about July 3, 2000 by the issuance of 46,000,000 (a majority) of the common stock to the Holders of Sterling in exchange for 15% of the equity interests of Sterling. The parent company will then change its name to Sterling Media Capital Group, Inc. The second step will be completed thereafter by acquisition of the remaining 85% of Sterling. After completion of the second step of the acquisition process, Sterling will be a wholly-owned subsidiary of Electro-Kinetic and the present Holders of Sterling will own approximately 91.5% of the outstanding equity interest and voting rights of the parent company. The first step of the acquisition will not require approval of shareholders of Electro-Kinetic; however, the second step will require the approval of shareholders of Electro-Kinetic, including the Holders of Sterling who will then own a majority of the shares of stock of Electro-Kinetic. It is expected that following completion of the acquisition, the shareholders of Electro-Kinetic will be presented a proposal to "reverse-split" the outstanding shares of common stock and amend the Articles of Incorporation to increase the number of shares of common stock Electro-Kinetic is authorized to issue. If the "reverse-split" is approved and the amendment to the Articles is authorized, upon completion of the acquisition, there will be approximately 17,000,000 outstanding common shares. Approximately 15,555,000 common shares (91.5%) will be held by the present Sterling Holders and approximately 1,445,000 common shares (8.5%) will be held by the present Electro-Kinetic shareholders. The Acquisition Agreement contemplates that following the first step of the acquisition, Dwight L. Pierce, President and Chief Executive Officer of Sterling will be appointed President, CEO and a director of Electro-Kinetic. Raymond L. Burke will resign from these positions with the parent company upon Mr. Pierce's appointment. Mr. Pierce intends to appoint Gilbert F. Amelio, Bob L. McGiboney, Paul A. Nussbaum and David C. Annin as officers and additional directors. Messrs. Pierce, Amelio, McGiboney, Nussbaum and Annin will serve until their respective successors are elected and qualified.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the first step of the acquisition and replacement of the officers and directors of Electro-Kinetic by the board of directors of Sterling, and the issuance of Electro-Kinetic common stock to the Sterling Holders: o the Holders of Sterling will own a majority of the outstanding voting stock of Electro-Kinetic;

o Messrs. Pierce, Amelio, McGiboney, Nussbaum and Annin will be the only directors of Electro-Kinetic.

o Electro-Kinetics will change its name to Sterling Media Capital Group, Inc.

As a result of the majority voting stock ownership of the Sterling Holders and director status, upon completion of the first step of the acquisition, Messrs. Pierce, Amelio, McGiboney, Nussbaum and Annin will be in control of the business and affairs of Electro-Kinetic. Giving effect to the "reverse-split" and the amendment to the Articles of Incorporation expected to be submitted to the shareholders of Electro-Kinetic for approval, upon completion of both steps of the acquisition, there will be approximately 17,000,000 outstanding common shares. Approximately 15,555,000 common shares (91.5%) will be held by the present Sterling Holders and approximately 1,445,000 common shares (8.5%) will be held by the present Electro-Kinetic shareholders.

STERLING

Sterling currently manages a pool of non-cash assets with a total net value, based on third party appraisals, of approximately $500,000,000. This asset pool is expected to double over the next twelve months by the addition of two new asset based investment programs coming under the management of Sterling. Sterling uses the assets under its management to raise investment capital, which it, in turn, is invested in emerging growth companies as venture capital. The assets managed now and presumably in the future by Sterling provide a "profits interest" to Sterling in concert with other third parties. Sterling's principal office is in Tulsa Oklahoma with its administrative offices in Dallas, Texas. Sterling presently has 10 employees, most of whom are Holders.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 9, 2000, regarding beneficial ownership of Common Stock by (i) each person known by Electro-Kinetic to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of Electro-Kinetic, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of Electro-Kinetic after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o Electro-Kinetic Systems, Inc., 525 Washington Blvd. Suite 3600, Jersey City, New Jersey 07310.
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                                                   Current Holdings(1)              After Closing Acquisition(2)
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                                               Amount and                        Amount and Nature
------------------------------------------      Nature of                          of Beneficial
                                               Beneficial       Percentage of        Ownership        Percentage of
             Name and Address                   Ownership           Total                                 Total
           of Beneficial Owner
------------------------------------------- ------------------ ---------------- -------------------- -----------------
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Raymond L. Burke(3)                             3,250,000           7.39%            3,250,000            3.61%
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Richard J. L. Herson(4)                         3,931,850           8.94%            3,931,850            4.37%
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Jonathan Herson(5)                              2,041,955           4.64%            2,041,955            2.27%
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Charles D. Cascio(6)                            3,735,000           8.49%            3,735,000            4.15%
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Julius Cherny                                   2,515,000           5.72%            2,515,000            2.79%
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Robert Geber(7)                                 2,000,000           4.55%            2,000,000            2.22%
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Allison Investment Corp.(8)                     3,500,000           7.95%            3,500,000            3.89%
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Dwight L. Pierce                                    0               0.0%             6,059,192            6.73%
7136 Yale Ave., Suite 300
Tulsa, Oklahoma 74136
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Gilbert F. Amelio                                   0               0.0%                 0                  0%
650 California St., Ste. 2400
San Francisco, CA 94108
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Bob L. McGiboney                                    0               0.0%             2,827,623            3.14%
4570 Westgrove, Suite 220
Addison, Texas 75001
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Paul A. Nussbaum                                    0               0.0%                 0                  0%
16475 N. Dallas Prkwy., Ste. 625
Addison, TX 75001
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David C. Annin                                      0               0.0%             4,039,461            4.49%
4570 Westgrove, Suite 220
Addison, Texas 75001
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Charles Marcus                                      0                0%             12,118,384            13.46%
6320 LBJ Freeway, Ste. 224
Dallas, TX 75240
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T. McCullough Strother, P.C.                        0                0%             12,118,384            13.46%
500 N. Ackard St., Ste. 3550
Dallas, TX 75201
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Current executive officers and directors       20,973,805          47.68%           12,926,276            14.36%
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(1) Reflects 44,000,000 shares of Electro-Kinetic common stock outstanding.
(2)	Reflects 90,000,000 shares of Electro-Kinetic common stock potentially outstanding after the closing of the acquisition. Does not include an additional 427,647,100 pre-split equivalent shares of Electro-Kinetic common stock issuable upon completion of the second step of the two step acquisition in the event a “reverse-split” of the Electro-Kinetic common stock and an amendment to Electro-Kinetic Articles of Incorporation is authorized and approved.

(3)	Reflects 2,500,000 options to acquire stock at $.01 per share, 750,000 options to acquire stock at $.031 per share that is contingent upon closing of the acquisition. All such options are exercisable within sixty days.

(4)	Mr. Herson, his adult son Jonathan (who owns 2,041,955 shares), and his adult daughter Sharon Herson (who owns 140,000 shares), are all shareholders of Electro-Kinetics. Together, they own the aggregate 13.90% of the outstanding shares of Electro-Kinetic and might be considered to be acting as a group. However, they disclaim to be acting as a group for purposes of Rule 14f-1 of the Exchange Act. The shares reflected for Richard J.L. Herson include options to acquire 1,000,000 shares upon conversion of a $5,000 convertible note at $.005 per share.

(5) Adult son of Richard J. L. Herson, owns these shares through a wholly owned corporation.
(6)	Includes an option to purchase 1,000,000 shares of common stock at $0.01 per share under a five-year option. The option expires in 2001.

(7)	Reflects 2,000,000shares issuable upon conversion of $7,500 of convertible notes at $.005 per share and an option to purchase 500,000 shares at $.031 per share contingent upon closing of the acquisition.

(8)	Reflects 3,500,000 shares issuable upon conversion of a convertible note at $.005 per share. Mr. Raymond L. Burke (who beneficially owns 3,250,000 shares of Electro-Kinetic), his wife Catherine Burke, and Robert Geber (who beneficially owns 2,000,000 shares of Electro-Kinetic), are all shareholders of Allison Investment Corp. Together, they own the aggregate 19.89% of the outstanding shares of the Company and might be considered to be acting as a group. However, they disclaim to be acting as a group for purposes of Rule 14f-1 of the Exchange Act.

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about July 3, 2000, the first step contemplated by the Acquisition Agreement will be completed and the current directors of Electro-Kinetic, Raymond L. Burke, Robert Geber, and Richard J. L. Herson will be replaced by Dwight L. Pierce, Gilbert F. Amelio and Bob L. McGiboney. The following table sets forth information regarding Electro-Kinetic's current executive officers and directors and the proposed executive officer and directors of Electro-Kinetic after the acquisition.

Current Executive Officers and Directors

Prior directors, except Herson, resigned in 1999. At a meeting in February 2000, two new directors were elected to the Board. Set forth below is certain information regarding the current executive officers and directors of the Company:
             Name                           Age                       Position                      Since
             ----                           ---                       --------                      -----

Raymond L. Burke                            57               President, Treasurer and            January 2000
                                                             CEO; Director

Robert Geber                                63               Vice President and                  January 2000
                                                             Secretary; Director

Richard J. L. Herson                        81               Vice-President and                      1996
                                                             Assistant Secretary;
                                                             Director
Mr. Raymond L. Burke is currently President, CEO, and Director of Allison Investment Corp. of Jersey City, New Jersey, a Merchant Bank. Mr. Burke has spent much of his professional career in acquiring and rehabilitating companies in a variety of industries. Mr. Burke was President of American Graphic Industries, Inc. (AGI). In 1997, AGI filed for Chapter XI protection. After reorganization, AGI merged with a fully integrated successful chocolate company. Mr. Burke became associated with Horowitz/Rae Book Manufacturing in 1993. Mr. Burke was Chairman and CEO of this multi-million-dollar book manufacturer. The company filed a Chapter XI petition shortly after acquisition, was refinanced, rehabilitated, and emerged from bankruptcy approximately one year later. Mr. Burke also served as President and Director of North American Energy of Delaware. This company was a dormant public entity which also filed a Chapter XI petition. North American emerged from bankruptcy in less than nine months and merged with a multi-million-dollar electronics firm. Mr. Burke has held his current positions in Allison Investment since 1998. Mr. Robert Geber is presently the Chief Operating Officer and a Director of Environmental Asset Management, Inc., a New Jersey-based environmental holding company, and its subsidiaries. Prior to this he was retained by the Savino Group, a Waste Management Company, as Assistant Chief Operating Officer. Mr. Geber started his career at Alexanders, Inc., a 500-million-dollar company, where he rose to the position of Senior Operating Officer. After leaving Alexanders in 1990, Mr. Geber became Chief Operating Officer and a Director of Temco Corp., a public company in the commercial maintenance business. In 1993, Mr. Geber became a Director and Executive Officer in a multi-million-dollar book-binding and printing company. Currently, Mr. Geber is an officer and a Director of Environmental Asset Management, a position he assumed in 1998. Mr. Richard J. L. Herson was a Director and Secretary and Treasurer of the Company since July 12, 1996 and is now Vice President and Assistant Secretary. He was Secretary/Treasurer and a Director of The Translation Group, Limited, from its inception in July 1995 until February 1, 1996, when he resigned as Secretary and Treasurer and was appointed Chief Accounting Officer; he resigned this position in October 1997 and remains a Director. Mr. Herson was previously general partner in the firm of Hertz, Herson and Company, CPAs with offices in New York, Boston, and Charlotte. He is currently Secretary of the Bruner Foundation, where he oversees its investment portfolio. He holds a Bachelor's degree from the City College of New York and an M.S. in accounting from Columbia University. He has also authored numerous articles and a book on accounting. No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Acquisition

                        Name                           Age                               Position
                        ----                           ---                               --------

           Dwight L. Pierce                            54               President, Chief Executive Officer and
                                                                        Director

           David C. Annin                              33               Vice President, Secretary and Director

           Gilbert F. Amelio                           57               Director and Chairman of the Board

           Bob L. McGiboney                            58               Director

           Paul A. Nussbaum                            56               Director and Vice Chairman of the Board
Mr. Dwight L. Pierce became President, CEO and a Director of the company in April 1999. Prior to his association with Sterling Mr. Pierce served as President of Remington University, a six campus technical college institution from 1993 thru 1998. He is currently a Principal, since 1996 in SunLase, Inc., a company that secures high-tech patents and brings them to the marketplace. The company currently owns the rights to a patented laser-based de-icing product for aircraft and a patented long-range rapid-recharging battery for electric vehicles. Mr. Pierce's background includes industrial distribution, manufacturing, health care, educational and technical training organizations, and emerging technologies. Mr. Pierce holds the Juris Doctors Degree from the University of Arkansas at Little Rock. Mr. David C. Annin became Vice President, Secretary and a Director of the company in April 1999. Prior to his association with Sterling Mr. Annin was involved, at the executive level, in the development of a large master planned residential community in Southern California as well as several other medium sized real estate development projects throughout California and Texas. From 1989 to 1998 he was the principal of a mid-sized sales and distribution organization based in Los Angeles, California. He has a background in strategic planning, operations and business administration. Dr. Gilbert F. Amelio became a Director of the company in October of 1999. Dr. Amelio served as chairman and CEO of Apple Computer from February 1996 to July 1997. Prior to that, he was chairman, president and CEO of National Semiconductor, and before that, president of Rockwell Communications Systems. Dr. Amelio began his career with Bell Laboratories in 1968. Since then he has accumulated over 30 years of high technology experience and has managed businesses in semiconductors, telecommunications and computers. He holds 16 patents alone or jointly. Dr. Amelio is an IEEE Fellow. He served as a director of the Semiconductor Industry Association and as its chairman for two years. He also served on the board of governors of the Electronics Industries Association and as a member of the executive committee of the Business and Higher Education Forum. Dr. Amelio is a director of SBC, Inc. and a director of 6 other private company boards. He is a principal in a private venture capital fund. Dr. Amelio earned bachelors, masters and doctorate degrees in Physics from the Georgia Institute of Technology. Mr. Bob L. McGiboney became a Director of the company in June of 2000 and has been a member of the Advisory Board of Directors since August of 1999. Mr. McGiboney has been President and CEO of Lucre Funding Group, Inc. since 1991, a private investment banking firm. He has also served as Managing Director of Capital Markets for First London Securities and Managing Director of Corporate Finance for MG Securities Corporation. In 1971 Mr. McGiboney began with Prudential Bache Securities as an Account Executive, served as Senior Vice President from 1977, and was appointed to serve on the Chairman's Council. He was consistently a top producer and managed client portfolios exceeding $100 million. From 1968 to 1971 he served as Quality Control Manager at Texas Instruments in Dallas, Texas. He has worked as a laboratory engineer and manager specializing in Laser and Fiber Optic Research and Standards, and Environmental Testing with two large aerospace and defense contractors. Mr. McGiboney has a Bachelors of Science degree in Physics and a degree in Systems Management at Florida Institute of Technology. Mr. Paul A. Nussbaum has been a private investor and chairman Emeritus for Wyndham International, Inc., (NYSE: WYN), successor by merger to Patriot American Hospitality, Inc. From 1991-1999 he has served as the Founder, Chairman and Chief Executive Officer of Patriot American Hospitality, Inc., a paired share real estate investment trust (and its predecessor Patriot American Group) which owned the Wyndham, Grand Bay, Malmaison, Summerfield and Clubhouse Inn proprietary brands. Mr. Nussbaum took the company from owning one hotel in 1992 to the fourth largest U.S. hospitality company with approximately $7 billion in total capitalization and more than 100,000 hotel and resort rooms. Additionally, from 1991 to 1994, the group acquired over $900 million of property for its own account or on behalf of institutional investors it counseled. Its office portfolios totaling 9 million square feet were successfully sold to two publicly traded real estate investment trusts. From 1979 to 1991, Mr. Nussbaum served as Chairman of the real estate practice group of Shuite Roth and Zabel, a law firm with offices in New York, New York and Palm Beach, Florida. From 1971 to 1979, he was an associate and later a partner for Dreyer and Traub law firm in New York City. Mr. Nussbaum has a B.A. from the State University of New York at Buffalo and a J.D. from Georgetown University Law Center. His numerous current major civic and philanthropic activities including Trustee of Colby College in Waterville, Maine and Zale Lipshy University Hospital in Dallas, Texas; Board of Visitors for the Georgetown University Law Center, Board of Advisors for Wharton Real Estate Center of the University of Pennsylvania, Governor of the Dallas Symphony Orchestra, Life Fellow American Bar Association, Member of Urban Land Institute, American College of Real Estate Lawyers and the Dallas Citizens Council; Pacesetter for the UJA/Federation of Jewish Philanthropies. Through out his successful years, he has managed to earn many awards and honorary degrees such as: recipient of the Humanitarian Award by the National Jewish Hospital and recipient of the Ellis Island Medal of Honor in 1997. Mr. Nussbaum has received and Honorary M.A. from Colby College and an Honorary Ph.D. from Johnson and Wales University. Additionally, Mr. Nussbaum has been a guest speaker, member and director of numerous other organizations over the course of his career

EXECUTIVE COMPENSATION

The Company has three part-time executive officers. There was no compensation paid to officers in 1999, 1998 and 1997. The directors of the Company are not compensated for their services in that capacity.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, the Company's bylaws require no fewer than one director. Currently, there are three directors of the Company. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of the Company. The officers of the Company devote part-time to the business of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires Electro-Kinetic's executive officers, directors and persons who beneficially own more than 10% of Electro-Kinetic's Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Electro-Kinetic with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished Electro-Kinetic pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished Electro-Kinetic with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required. 1. The following named persons include all persons who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the Common Stock of Electro-Kinetic, or any other reporting person (as defined in Item 405 of Regulation S-B) ("reporting person"), that failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year: Richard Herson and Julius Cherny. 2. Neither Mr. Cherny, nor Mr. Herson timely filed Form 3 upon taking office as directors on July 12, 1996, or timely filed Form 4 thereafter when becoming beneficial holders of shares of Electro-Kinetic. Mr. Herson untimely filed Forms 3 and 4 concerning six transactions, and Mr. Cherny untimely filed Form 5 concerning one transaction. Both Mr. Herson and Mr. Cherny have represented to Electro-Kinetic that all necessary Forms required by Section 16 of the Exchange Act have not been filed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The shareholder membership interests being acquired from the Holders were purchased by the Holders over a period of time beginning April 15, 1999 and ending May 31, 2000 for a cost per share ranging from $0 per .00074% membership interest to $100.00 per .00074% membership interest. During the year 2000, a total of 3,500,000 options to purchase common stock for $.01 per share and 1,250,000 options to purchase common stock for $.031 per share and notes convertible into a total of 6,500,000 shares at $.005 per share were granted or sold to officers and directors. See "Security Ownership of Certain Beneficial Owners and Management," footnotes 3, 4, 6 and 7. ELECTRO-KINETIC SYSTEMS, INC. DATED: JUNE 21, 2000